PORTICO
— BREWING —

OFFERING MEMORANDUM

facilitated by



PORTICO BREWING COMPANY LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	PORTICO BREWING COMPANY LLC
State of Organization	DE
Date of Formation	02/02/2012
Entity Type	Limited Liability Company
Street Address	PO Box 400131, Cambridge MA, 02140
Website Address	https://www.porticobrewing.com

(B) Directors and Officers of the Company

Key Person	Alex Zielke
Position with the Company Title First Year	 Manager 2012
Other business experience (last three years)	**Financial Analyst** (TILT Holdings Inc., Sept 2019 - Present) - TILT provides products and services to businesses operating in the medical and adult-use cannabis industry. Responsible for quarterly and annual reporting, complying with British Columbia Securities Commission reporting requirements, analyzing internal performance and providing guidance to management on financial condition. **Co-founder/Manager** (Portico Brewing Company, February 2012 - Present) - Portico Brewing Company is a contract brewery. Responsible for finance function including bookkeeping, forecasting, budgeting and financing as well as strategic decision making.

Key Person	Edward Rabe
Position with the Company Title First Year	 Co-Founder 2012
Other business experience (last three years)	**Founder / Brewer / CMO** *Company Name: Portico Brewing Company* *Dates Employed: Jan 2012 – Present* *Employment Duration: 8 yrs 7 mos* *Location: Boston, MA* **Marketing Director** *Company Name: Pinck & Co., Inc* *Dates Employed: Jan 2013 – Oct 2018* *Employment Duration: 5 yrs 10 mos* *Location: Boston, MA*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Alex Zielke	45.14%
Edward Rabe	45%

(D) The Company's Business and Business Plan

The Opportunity

Since our founding in 2012, Portico has taken a phased approach to growing the business. Phase One: successfully establish a contract brewing business. Check. Phase Two: secure broader distribution and packaging. Check. Phase Three: open a brick-and-mortar destination. That's where you come in!

In February of this year, after signing a lease on a space in Somerville, MA, receiving our zoning permit, and securing an initial round of funding, the COVID-19 pandemic hit. After carefully considering our options, crunching the numbers and keeping a close eye on breweries' unique ability to survive over the past several months, we've decided to forge ahead – remaining confident and committed to the development of our brewery and taproom.

As a result of the COVID-19 pandemic, traditional lending has become extremely difficult or impossible to access for food and beverage businesses - so we are looking to the people to fill the financing void that persists across our industry. With your funding, we will be able to purchase the necessary equipment and build out our space – a beautiful 3,400 SF brick building in the quickly developing Boynton Yards area of Somerville, MA – and create a uniquely safe environment fit for today's new reality.

Our particular location in Somerville, recently ranked by Forbes as the #1 best city in the country to start a brewery, offers distinct advantages: great foot traffic in the heart of Boynton Yards, immediate access to the forthcoming MBTA Green Line Union Square train stop, and is tucked in a residential area full of beer drinkers who already know and support our brand. Furthermore, a large amount of outdoor park space is being constructed just blocks from the building as part of the Boynton Yards redevelopment – which we plan to use for outdoor events and beer gardens on a regular basis. The development will also deliver 425,000 SF of office and commercial space and an additional 425 residences directly across the street from our establishment.

We are strong believers in, and members of, the Somerville community and want to build a neighborhood taproom that helps support and spark a renewed retail environment here. We already have deep roots in the city and have waited a long time to find the right location within its borders. This is a large part of why we are moving forward with our project – to provide a home-away-from-home for our neighbors and because we have faith they will help us raise the capital needed to open our doors before the end of 2020!

Business Overview

Portico Brewing was established in 2012 in Cambridge, MA as a contract brewery. We got our start brewing at Watch City Brewing in Waltham, MA before moving to our current home at the Ipswich Ale Brewery. Over the past eight years we have created award winning recipes, released over 20 commercial beers, and have been distributed to over 500 bars and package stores throughout Massachusetts.

This next and possibly the most important phase in our company's operating history - opening a brick and mortar destination - will give us the home we have been missing as a contract brewery. We love interacting with our customers at events and online but we've never had a permanent home to welcome them to before now. Our hope is to provide that option day in and day out once our doors open.

Despite shifting a large part of our focus to the taproom, we plan to continue contract brewing larger-scale batches of our mainstay beers at Ipswich Ale Brewery. This will allow us to continue to produce enough beer to meet distribution demand while concurrently focusing on creating new and innovative beers for our taproom customers.

Our Local Team

Portico Brewing is operated by four partners. Alex Rabe, a native of Cambridge and current Somerville resident, comes from a 10-year career in marketing and wears many hats from sales to brewing to operations. Alex Zielke, also a Somerville resident, brings extensive brewing knowledge having gained his Brewmaster's certification from the VLB Institute in Berlin, Germany and has worked for several years at commercial breweries. Ian Chester, a Cambridge

native, brings over 15 years in the food and beverage world and an extensive knowledge of the retail side of the industry. Finally, Ben Engle, a Beverly native, is the Director of Event and Program Production at the ALS Therapy Development Institute in Cambridge and brings his knowledge of large- and small-scale event planning to Portico.

(E) Number of Employees

The Company currently has zero employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	October 28, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$175,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Buildout	$25,400	$78,400
Brewery Equipment	$31,000	$52,400
Taproom Furniture, Fixtures	$8,100	$18,200
Mainvest Compensation	$4,500	$10,500
Working Capital	$6,000	$15,500
TOTAL	$75,000	$175,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.1 - 4.9%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.1% and a maximum rate of 4.9% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	2.1%
$100,000	2.8%
$125,000	3.5%
$150,000	4.2%
$175,000	4.9%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Alex Zielke	45.14%
Edward Rabe	45%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private Lenders	$96,553	4%		This is a loan from stakeholder's friends and family. As such, maturity date has not been defined.
Private Lender	$25,000	%	12/09/2024	This is a loan from stakeholder's friends and family. As such, interest rate has not been defined.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

Family members of beneficial owners lent Portico Brewing Company $25,000 on 12/9/19 with a maturity date in December 2024.

(S) The Company's Financial Condition

Historical milestones

Portico Brewing Company has been operating since May 2012 and has since achieved the following milestones:

- Commenced contract brewing operation in 2012 at Watch City Brewing in Waltham, MA
- Expanded distribution through establishment of wholesaling relationship with Horizon Beverage Company in 2014
- Expanded production through new contact brewing arrangement at Ipswich Ale Brewery in Ipswich, MA in 2014
- Secured lease in Somerville, MA in November 2019 for brewery and taproom

Historical financial performance is not necessarily predictive of future performance.

Note on operating history

Portico Brewing Company was established in 2012 as a contract brewing company with no physical location. Accordingly, financial statements to date are solely based on the contract brewing business model and are not indicative of the performance we anticipate from the Brewery & Taproom business line.

When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Portico Brewing Company has a low-to-moderate liquidity position largely due to the low-margin nature of contract brewing business model. Portico Brewing Company expects its liquidity position to increase during operation of the Taproom & Brewery from substantially increased operating margins on-site.

Other challenges

Portico Brewing Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- COVID-19 - The ongoing uncertainty surrounding the COVID-19 pandemic may slow our timeline to marker and cause lower than expected operational revenue

Forecasted milestones

Portico Brewing Company forecasts the following milestones:

- Hire for the following positions by November 2020: Brewer, Bar/Waitstaff
- Achieve $500,000 in free cash flow by Year 2.
- Achieve $1,400,000 gross revenue per year by Year 3.

Other outstanding debt or equity

As of July 1, 2020, Portico Brewing Company has debt of $121,553 outstanding. This debt is sourced primarily from private lenders and will be senior to any investment raised on Mainvest. In addition to Portico Brewing Company's outstanding debt and the debt raised on Mainvest, Portico Brewing Company may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$762,453	$1,006,438	$1,097,017	$1,129,928	$1,152,526
Cost of Goods Sold	$167,797	$220,131	$239,551	$246,228	$253,106
Gross Profit	$594,656	$786,307	$857,466	$883,700	$899,420
EXPENSES					
Rent	$56,370	$58,061	$81,104	$83,537	$85,207
Wages & Benefits	$167,184	$180,559	$201,240	$201,240	$201,240
General & Administrative	$74,160	$80,093	$82,496	$84,970	$87,520
Sales & Marketing	$25,000	$27,000	$28,350	$29,201	$30,077
Operating Profit	$271,942	$440,594	$464,276	$484,752	$495,376

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$40,628.00	$51,964.00
Cash & Cash Equivalents	$16,129.00	$19,155.00
Accounts Receivable	$8,197.00	$7,102.00
Short-term Debt	$14,400.00	$21,530.00
Long-term Debt	$85,553.00	$121,553.00
Revenues/Sales	$41,087.00	$40,582.00
Cost of Goods Sold	$31,093.00	$31,103.00
Taxes Paid	$0	$0
Net Income	$-8,914.00	$-31,795.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V